

July 2, 2015

Via E-mail
Mr. Patrice de Talhouët
Chief Financial Officer
Coty Inc.
350 Fifth Avenue
New York, NY 10118

> **Re: Coty Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed August 28, 2014**
> **Form 10-Q for the Fiscal Period Ended March 31, 2015**
> **Filed May 7, 2015**
> **Response Dated June 3, 2015**
> **File No. 1-35964**

Dear Mr. de Talhouët:

We have reviewed your response dated June 3, 2015 and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2015

Management's Discussion and Analysis of Financial Condition…, page 27

Liquidity and Capital Resources, page 43

We note your response to comment three from our letter dated May 20, 2015. Please address the following:
- Explain whether or not you consider the transfer of $373.5 million in foreign cash/earnings to the U.S. parent company to be a repatriation, including the basis for your position;
- If the transaction was structured, in part, to enable the U.S. parent company to gain access to foreign cash/earnings without accruing U.S. taxes upon repatriation, disclose that fact and quantify the tax savings achieved as a result of using this strategy; and

- Explain if the use of this strategy is expected to have a material impact on your unrealized tax benefits as of June 30, 2015 and, if applicable, ensure your financial statement footnotes address the impact.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

for John Cash
Accounting Branch Chief